UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Wellek, Richard L
   2587 Stowe Court
   Northbrook, IL  60062
2. Issuer Name and Ticker or Trading Symbol
   Varlen Corporation
   VRLN
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   February 1998
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Chairman and Chief Executive Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock               |2/26/9|M   | |1,112             |A  |8,573.52   |                   |D     |                           |
                           |8     |    | |                  |   |           |                   |      |                           |
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Common Stock               |2/26/9|S   | |1,112             |D  |35,832.21  |                   |D     |                           |
                           |8     |    | |                  |   |           |                   |      |                           |
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Common Stock               |2/26/9|M   | |27,225            |A  |160,083.00 |                   |D     |                           |
                           |8     |    | |                  |   |           |                   |      |                           |
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Common Stock               |2/26/9|S   | |27,225            |D  |877,276.89 |                   |D     |                           |
                           |8     |    | |                  |   |           |                   |      |                           |
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Common Stock               |2/26/9|M   | |6,663             |A  |34,247.82  |                   |D     |                           |
                           |8     |    | |                  |   |           |                   |      |                           |
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Common Stock               |2/26/9|S   | |6,663             |D  |214,703.24 |                   |D     |                           |
                           |8     |    | |                  |   |           |                   |      |                           |
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Common Stock               |2/26/9|M   | |10,000            |A  |51,400.00  |                   |D     |                           |
                           |8     |    | |                  |   |           |                   |      |                           |
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Common Stock               |2/27/9|S   | |10,000            |D  |323,125.00 |                   |D     |                           |
                           |8     |    | |                  |   |           |                   |      |                           |
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Common Stock               |2/26/9|M   | |10,562            |A  |54,288.68  |10,562             |D     |                           |
                           |8     |    | |                  |   |           |                   |      |                           |
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Common Stock               |      |    | |                  |   |           |76,454             |I     |(b)                        |
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___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Contingent stock award|1 for 1 |2/2/9|A   |V|80,000     |A  |2/2/0|(a) 2|Common Stock|80,000 |       |80,000      |D  |            |
 (phanton stock units)|        |8    |    | |           |   |3    |/2/03|            |       |       |            |   |            |
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Employee stock options|7.71    |2/26/|M   | |1,112      |D  |     |4/3/9|Common Stock|1,112  |       |            |D  |            |
                      |        |98   |    | |           |   |     |9    |            |       |       |            |   |            |
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Employee stock options|5.88    |2/26/|M   | |27,225     |D  |     |3/26/|Common Stock|27,225 |       |            |D  |            |
                      |        |98   |    | |           |   |     |00   |            |       |       |            |   |            |
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Employee stock options|5.14    |2/26/|M   | |27,225     |D  |     |3/25/|Common Stock|27,225 |       |108,347     |D  |            |
                      |        |98   |    | |           |   |     |01   |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(a) Contingent stock award grants are payable by the company in cash five years from the grant date provided the executive is still employed by the company subject to certain exceptions specified by the compensation committee of the
board.
(b)  As trustee of a trust of which the reporting person is the sole beneficiary.
SIGNATURE OF REPORTING PERSON
/s/Richard L. Wellek
DATE
March 4, 1998